BioHarvest Sciences Reports First Quarter 2025 Financial Results

First Quarter Revenues Grew 47% to $7.9 Million, Exceeding Management Guidance

Rehovot, Israel – May 15, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today reported its financial and operational results for the first quarter ended March 31, 2025.

First Quarter & Subsequent 2025 Operational Highlights

All figures stated in this news release are in U.S. dollars unless stated otherwise.

•Total revenues for the first quarter of 2025 increased 47% year-over-year to $7.9 million, exceeding management guidance, with gross margins expanding by 227 basis points to 58.5% of revenue.

•Management expects second quarter 2025 revenues of at least $8.5 million and expects to reach adjusted EBITDA breakeven in the second half of 2025.

•Total VINIA® subscribers  surpassed 50,000 as of February 2025, with $50M of cumulative revenue realized since launch.

•Announced completion of Stage 1 development for the Contract Development and Manufacturing Organization (CDMO) contract with a Nasdaq-listed pharmaceutical company, successfully validating the botanical synthesis platform for a variety of molecule types.

•Announced that in vitro testing shows the Company’s proprietary olive cell compound reduces fat accumulation in human liver cells, with the expectation that consumer sales begin in 2026.

•Presented at leading small-cap investor conferences including the 37th Annual ROTH Conference and the WeBull Consumer Stocks Webinar

Management Commentary

Ilan Sobel, CEO of BioHarvest Sciences, said: “Our first quarter of 2025 was highlighted by a step change in revenue growth and financial performance with continued momentum in our Products and CDMO business units. Revenues for the quarter again exceeded guidance, increasing 47% to $7.9 million, driven by growth in the VINIA® business which exceeded 50,000 active subscribers as of February 2025. We are aggressively operationalizing our strategy to broaden the reach of VINIA® into new consumer segments with our expanded portfolio of VINIA® product offerings while also reinforcing our core value proposition with existing customers anchored in delivering the multiple benefits of VINIA® for approximately $1 per day.

“We continue to expand our VINIA® Inside strategy with additional VINIA® product lines such as VINIA® SuperFood Tea in K Cup® compatible pods, VINIA® Espresso in Nespresso®-compatible pods, and soon to be launched VINIA® 2X Formula Daily Chews, which are addressing a highly incremental, younger consumer base enabling the Company to capture incremental revenue from this important market segment. As part of this effort, we are activating incremental marketing channels, such as podcast integrations, TikTok, and a Health & Wellness Influencer Program.

“In our CDMO division, we are accelerating our path to develop, manufacture and democratize life-changing molecules that will improve the Health & Wellness of millions of people while preserving the planet for generations to come. We are using our proven technology capabilities, which now include a robust lab infrastructure and custom AI tools that optimize R&D processes. to develop plant-based non-GMO biologic compounds for pharma, nutraceutical, nutrition and cosmetics companies. We recently announced that our pharma CDMO contract successfully moved to Stage 2 of our R+D process, and we have commenced Stage 1 tissue culture work for our contract with Tate & Lyle to develop a next-generation of non-nutritive plant-based sweetener. Both of these projects serve as major validations of our Botanical Synthesis platform. These agreements lay the groundwork for future expansion into additional high-value molecule categories, leveraging our ability to produce plant-derived compounds sustainably and at scale. In addition to the ongoing agreements, we have a robust near-term contract pipeline, and we are actively advancing discussions with additional strategic partners in other targeted industry verticals, where we expect to sign several additional CDMO clients through year-end.

“Looking ahead, we anticipate continued growth in both our Products and Services business units - growing our “VINIA® inside” product lines and subscriber bases and adding new CDMO partners. The need for life-changing compounds, enabled by our proprietary Botanical Synthesis platform, will only accelerate given global consumer health and wellness trends, and our ability to balance profitability with scale ensures we can continue to invest in innovative R&D processes, and AI-driven CDMO efficiencies. Taken together, we believe we are well positioned for further growth and increased shareholder value through a diversified, high-margin business model with significant levels of built-in operating leverage,” concluded Sobel.

First Quarter 2025 Financial Results All figures stated in this news release are in U.S. dollars unless stated otherwise.

Revenues for the first quarter of 2025 increased 47% to $7.9 million - which exceeded management’s revenue guidance - as compared to $5.3 million in the first quarter of 2024. The increase was a result of the continued success of the Company’s VINIA® family of products.

Gross profit increased 53% to $4.6 million, or 58.5% of total revenue, in the first quarter of 2025, as compared to $3.0 million, or 56.2% of total revenue, in the same year-ago quarter. The increase in gross margin was primarily attributable to the benefits of increased manufacturing scale and improved manufacturing yields.

Total operating expenses for the first quarter totaled $6.3 million, as compared to $4.4 million in the same year-ago quarter. The increase in operating expenses was primarily due to increased marketing spend which was reduced as a percentage of revenue to 46.8% of revenue, as compared to 48.0% in the same year ago quarter - and higher expenses from the CDMO services division. General and administrative expenses increased 67% in the first quarter but declined by 6% as compared to the fourth quarter of 2024, reflecting increased operating leverage as the Company continues to scale.

Net loss for the first quarter of 2025 totaled $2.3 million, or $0.13 per basic and diluted share, as compared to a net loss of $6.6 million, or $0.48 per basic and diluted share, in the same year-ago quarter.

Adjusted EBITDA loss - a non-IFRS measure - totaled $1.4 million in the first quarter of 2025, as compared to an adjusted EBITDA loss of $1.1 million in the same year-ago quarter.

During the quarter, the Company raised $3.9 million in debt financing, primarily from existing investors. Cash and cash equivalents as of March 31, 2024, totaled $3.4 million, as compared to $2.4 million as of December 31, 2024.

First Quarter 2025 Results Conference Call

Management will host an investor conference call and webcast at 4:30 p.m. Eastern time today to discuss the Company’s first quarter 2025 financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. To participate, please use the following information:

Date: Thursday, May 15, 2025

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-877-300-8521

International Dial-in: 1-412-317-6026

Conference ID: 2552254

Webcast: BHST Q1 2025 Earnings Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A telephone playback of the call will be available through Thursday, May 29, 2025. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10198733. A webcast replay will also be available at the webcast link above.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Use of Non-IFRS Financial Measures

This press release includes the following non-IFRS measure - Adjusted EBITDA, which is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization adjusted for stock-based compensation and fair value adjustment of convertible loan and or warrants as well as issuance of warrants. The company believes this non-IFRS measure, when considered together with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to the company’s results of operations. However, this non-IFRS measure has significant limitations in that it does not reflect all the costs and other items associated with the operation of the company’s business as determined in accordance with IFRS. In addition, the company’s non-IFRS measures may be calculated differently and are therefore not comparable to similar measures by other companies. Therefore, investors should consider non-IFRS measures in addition to, and not as a substitute for, or superior to, measures of financial performance in accordance with IFRS. A reconciliation of Adjusted EBITDA to net income, its corresponding IFRS measure, is shown below.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

(Unaudited)

(U.S dollars in thousands)

	Three-month period ended March 31,
	2025	2024

Net (loss)	($ 2,338)	($ 6,581)
Depreciation and Amortization	399	205
Taxes	38	-
Interest, net	361	97
Fair Value adjustment of derivative liability –Convertible loan	-	4,618
Fair Value adjustment of derivative liability – Warrants	-	408
Share Based Payment	132	133
Adjusted EBITDA (Non-IFRS)	($1,408)	($1,120)

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. There is no assurance that shareholder value will increase or that the Company will maintain or improve current financial performance, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. Revenue projections are estimates and there is no assurance will occur when estimated as the timing is dependent on consumer acceptance and cost stability and other factors beyond company control. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures. There is no assurance that our initiatives such as digitization of production processes, increased capacity bioreactors, and consolidation of operations will enhance profitability which is subject to risks and uncertainties including changes in consumer demand, unexpected cost increases, unanticipated production disruptions and a myriad of other unpredictable factors that may impact profitability.

Note: VINIA® has no affiliation with Keurig Dr. Pepper Inc. or Nespresso®. “Keurig®” and “K-Cup®” are registered trademarks of Keurig Dr. Pepper Inc.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186
info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHST@mzgroup.us

BioHarvest Sciences Inc.

Consolidated Statements of Financial Position

U.S. dollars in thousands

	As at March 31, 2025	As at December 31, 2024
Assets
Current assets
Cash and cash equivalents	$ 3,401	$ 2,390
Trade accounts receivable	1,476	1,116
Other accounts receivable	754	695
Inventory	4,012	3,655
Total current assets	9,643	7,856

Non-current
Restricted cash	361	371
Property, plant and equipment, net	7,984	7,750
Right-of-use assets, net	8,603	9,024
Total non-current assets	16,948	17,145

Total assets	$ 26,591	$ 25,001

Liabilities
Current liabilities
Trade accounts payable	$ 3,734	$ 3,525
Other accounts payable	3,817	3,609
Deferred revenue	1,129	906
Lease liabilities	1,057	772
Loans	7,497	3,905
Liability for Agricultural Research Organization	1,482	1,140
Accrued liabilities	217	401
Total current liabilities	18,933	14,258

Non-current liabilities
Lease liability	8,534	9,141
Liability to Agricultural Research Organization	-	272
Total non-current liabilities	8,534	9,413

Shareholders' equity (deficit)
Share capital and contributed surplus	97,880	97,748
Accumulated deficit	(98,756)	(96,418)
Total Shareholders' equity (deficit)	(876)	1,330

Total liabilities and shareholders' equity deficit	$ 26,591	$ 25,001

BioHarvest Sciences Inc.

Consolidated Statements of Loss and Other Comprehensive Loss

U.S. dollars in thousands, except per share data

	Three-month period ended March 31,
	2025	2024
Revenues	$ 7,860	$ 5,344
Cost of revenues	3,265	2,341
Gross profit	4,595	3,003

Operating expenses
Research and development	1,245	1,034
Sales and marketing	3,681	2,564
General and administrative	1,388	829
Total operating expenses	(6,314)	(4,427)

Operating loss	(1,719)	(1,424)

Finance income	-	-
Finance expenses	581	5,157
Net loss before tax	(2,300)	(6,581)
Taxes on income	38	-
Net loss and comprehensive loss	$ (2,338)	$ (6,581)

Basic and Diluted loss per share	(0.13)	(*) (0.48)

Weighted Average Number of Shares Outstanding	17,327,716	(*) 13,745,997

BioHarvest Sciences Inc.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Three months period ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$ (2,338)	$ (6,581)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	399	202
Fair value adjustments of Convertible loans	-	4,618
Fair value adjustments of derivative liability - Warrants	-	408
Interest over Agricultural Research Organization liability	70	92
Finance expense, net	299	70
Share based payment	132	133
Changes in assets and liabilities items:
Change in trade accounts receivable	(360)	53
Change in other accounts receivable	(59)	(266)
Change in inventory	(357)	(210)
Changes in trade accounts payable, other accounts payable and accrued liabilities	563	(134)
Changes in deferred revenue	224	61
Cash used in operations	(1,427)	(1,554)
Interest paid	-	(24)
Net cash used in operating activities	(1,427)	(1,578)

Cash flow from investing activities:
Purchase of property and equipment	(684)	(222)
Deposit of restricted cash for bank guarantee, net of drawing	4	-
Net cash used in investing activities	(680)	(222)

Cash flow from financing activities
Repayments of lease liabilities	(221)	(129)
Proceeds from drawing loans, net of repayments	3,343	-
Exercise of options and warrants by employees and consultants	-	13
Proceeds from issuance of units of securities	-	-
Proceeds from issuance of convertible loans	-	-
Repayments of principal and interest of convertible loans	-	-
Net cash (used in) provided by financing activities	3,122	(116)

Exchange rate differences on cash and cash equivalents	(4)	(3)
Increase (decrease) in cash and cash equivalents	1,015	(1,916)
Cash and cash equivalents at the beginning of the year	2,390	5,355
Cash and cash equivalents at the end of the year	$ 3,401	$ 3,436

Significant non-cash transactions:
Conversion of Convertible loans into shares	-	17,170